Exhibit 99.1

BitFuFu Announces October 2025 Bitcoin Production and Operational Updates

SINGAPORE, November 05, 2025 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited production and mining operation updates for October 2025.

“In October, our managed hashrate fluctuated as an earlier third-party contract expired and we reallocated rigs to optimize costs. Our self-owned hashrate remained unchanged from the end of September. In November, we executed an additional hashrate contract to supply the growing demand for cloud mining,” said Leo Lu, Chairman and CEO of BitFuFu.

October 2025 Highlights (as of October 31, 2025)

Bitcoin Holdings and Production:

●	Bitcoin Held: 1,953 BTC[1], a decrease of 6 BTC from September 30, 2025.

●	Bitcoin Production: 253 BTC, including 223 BTC from cloud mining and 30 BTC from self-mining. The sequential decline in production primarily reflected (i) rising network difficulty, (ii) power curtailment programs at certain mining facilities, and (iii) expiration of a portion of third-party contracted hashrate.

Hashrate Overview:

●	Total Hashrate Under Management: 30.5 EH/s, a 15.3% month-over-month decrease.

o	Self-Owned Hashrate[2]: 5.0 EH/s, unchanged from the prior month.

o	Hashrate from Third-Party Suppliers and Hosting Customers[2]: 25.5 EH/s.

o	Average Fleet Efficiency: 18.2 J/TH.

Power and Infrastructure:

●	Total Power Capacity Under Management: 555 MW, a 11.1% month-over-month decrease.

Mining Services:

●	Cloud Mining Users: 645,801 registered users as of October 31, 2025, versus 641,526 as of September 30, 2025.

●	Hosted Miner Sales: Announced a new miner purchase and hosting program of ANTMINER S21+ Hyd. Bitcoin miners, available to customers worldwide, including those in the United States.

[1]	Includes 590 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud mining customers.
[2]	Hashrate may be used for both self-mining and cloud mining.

BitFuFu Announces October 2025 Bitcoin Mining and Operational Updates

Upcoming Conferences:

●	BitFuFu will be attending the following upcoming conferences.

o	November 10-12, 2025: Cantor Crypto & AI/Energy Infrastructure Conference in Miami, FL.

o	November 12-13, 2025: Mining Disrupt 2025 in Dallas, TX.

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Charley Brady

Vice President, Investor Relations:

charley.b@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com